                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.-
                         BOLIVIAN POWER COMPANY LIMITED
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                                (Name of Issuer)


                  Common Shares, Without Nominal or Par Value
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                         (Title of Class of Securities)


                                   204425 102
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                                 (CUSIP Number)


                               David H. Peterson
                 Compania Boliviana de Energia Electrica S.A.-
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                La Paz, Bolivia
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                with a copy to:

                               Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                       Minneapolis, Minnesota 55402-1498
                                 (612) 340-2781

                                November 9, 1999
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             Date of Event which Requires Filing of this Statement


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

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                              CUSIP NO. 204425 102
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1   NAMES OF REPORTING PERSONS:                           Tosli Acquisition B.V.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):             N/A

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)                                        AF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                         The Netherlands

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    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    (7)   SOLE VOTING POWER [0]
    (8)   SHARED VOTING POWER [4,030,762]
    (9)   SOLE DISPOSITIVE POWER [0]
    (10)  SHARED DISPOSITIVE POWER [4,030,762]
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,030,762

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

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14   TYPE OF REPORTING PERSON (See Instructions)                              CO
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                              CUSIP NO. 204425 102
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1   NAMES OF REPORTING PERSONS:                           Tosli Investments N.V.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)              N/A

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)                                        AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                         The Netherlands

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    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    (7)   SOLE VOTING POWER [0]
    (8)   SHARED VOTING POWER [4,030,762]
    (9)   SOLE DISPOSITIVE POWER [0]
    (10)  SHARED DISPOSITIVE POWER [4,030,762]

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

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14   TYPE OF REPORTING PERSON (See Instructions)                              CO

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                           CUSIP NO.    204425   102
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1   NAMES OF REPORTING PERSONS:                                    Vattenfall AB
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)              N/A

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)                                       AF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                                  Sweden

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    Number of shares beneficially owned by each reporting person with:
    (7)  SOLE VOTING POWER [0]
    (8)  SHARED VOTING POWER [4,030,762]
    (9)  SOLE DISPOSITIVE POWER [0]
    (10) SHARED DISPOSITIVE POWER WITH [4,030,762]

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

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14   TYPE OF REPORTING PERSON (See Instructions)                              CO

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
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                              CUSIP NO. 204425 102
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1   NAMES OF REPORTING PERSONS:                           Nordic Power Invest AB
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)              N/A

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)                                        AF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                                  Sweden

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    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    (7)   SOLE VOTING POWER [0]
    (8)   SHARED VOTING POWER [4,030,762]
    (9)   SOLE DISPOSITIVE POWER [0]
    (10)  SHARED DISPOSITIVE POWER [4,030,762]

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                              CO

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

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                              CUSIP NO. 204425 102
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1   NAMES OF REPORTING PERSONS:                                       NRG Energy
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       14-1724239


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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]


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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)                                       AF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware, U.S.A.

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    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    (7)  SOLE VOTING POWER [0]
    (8)  SHARED VOTING POWER [4,030,762]
    (9)  SOLE DISPOSITIVE POWER [0]
    (10) SHARED DISPOSITIVE POWER [4,030,762]

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

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14   TYPE OF REPORTING PERSON (See Instructions)                              CO

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

                                  TENDER OFFER

     This Rule 13D Amendment No. 2 dated November 9, 1999 to Tender Offer Statement on Schedule 13D dated August 26, 1999 relates to the offer by Tosli Acquisition B.V., a Netherlands private limited liability company and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation, and Nordic Power Invest AB, a Swedish corporation and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation that is wholly-owned by the State of Sweden, to purchase all of the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited, a Nova Scotia corporation (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 1999, and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), and the Supplement to the Offer to Purchase, dated October 26, 1999.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and supplemented by addition of the following information thereto:

          At 12:00 Midnight, New York City time on November 8, 1999, the Offer expired. A total of approximately 89,566 Shares (including Shares tendered by guaranteed delivery) were tendered and accepted for payment, representing approximately 2.13 percent of the Shares. The Company, whose shares are not listed on a national securities exchange and whose shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to terminate such registration. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Securities and Exchange Commission, if there are fewer than 300 record holders of the Shares. Based on a preliminary count from the Depositary for the tender offer, U.S. Bank Trust National Association, as of the time of the expiration of the Offer, the estimated number of record holders, after taking into account the Shares tendered and accepted pursuant to the tender offer, is approximately 265.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(12)   Press Release issued by the Company, dated November 9, 1999.*

*         Filed herewith.












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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1999             Tosli Acquisition B.V.

                                    By: /s/ Valorie A. Knudsen
                                       ---------------------------------------
                                       Valorie A. Knudsen
                                       Director of Tosli Investments N.V.

                                    And By: /s/ Gunnar Vallin
                                           -----------------------------------
                                       Gunnar Vallin
                                       Director of Tosli Investments N.V.


                                    Tosli Investments N.V.

                                    By: /s/ Valorie A. Knudsen
                                       ---------------------------------------
                                       Valorie A. Knudsen
                                       Director

                                    And By: /s/ Gunnar Vallin
                                           -----------------------------------
                                       Gunnar Vallin
                                       Director


                                    NRG Energy, Inc.

                                    By: /s/ Valorie A. Knudsen
                                       ---------------------------------------
                                       Valorie A. Knudsen
                                       Vice President, Corporate Strategy and
                                       Emerging Markets


                                    Nordic Power Invest AB

                                    By: /s/ Gunnar Vallin
                                       ---------------------------------------
                                       Gunnar Vallin
                                       President

                                    Vattenfall AB

                                    By: /s/ Gunnar Vallin
                                       ---------------------------------------
                                       Gunnar Vallin
                                       President of Nordic Power Invest AB



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                                  EXHIBIT INDEX

(a)(12)   Press Release issued by the Company, dated November 9, 1999.*

*         Filed herewith.




































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